Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Murphy Canyon Acquisition Corp. on Form S-1 of our report dated December 9, 2021, except Proposed Public Offering in Note 3 and Private Placements in Note 4, as to which the date is January 6, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Murphy Canyon Acquisition Corp. as of November 16, 2021 and for the period from October 19, 2021 (inception) through November 16, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
January 6, 2022